                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                               DELTIC TIMBER CORP.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   247850 10 0
                                 (CUSIP NUMBER)


Check the following box if a fee is being paid with the statement: [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO:   247850 10 0

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First United Bancshares, Inc. # 71-0538646

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       [X]  (a)
                                                                                [ ]  (b)
3.       SEC USE ONLY
                      ---------------------------------------------------------

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                                   Arkansas

Number of Shares Beneficially owned by Each Reporting Person With:

         5.       SOLE VOTING POWER                                              20,386

         6.       SHARED VOTING POWER                                           648,543

         7.       SOLE DISPOSITIVE POWER                                         19,886

         8.       SHARED DISPOSITIVE POWER                                      646,471

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                 666,357 (1)
         EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
         EXCLUDES CERTAIN SHARES                                                [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                        5.2002755%

12.      TYPE OF REPORTING PERSON                                               HC




         (1) The shares reported hereunder by reporting person are held in various trust accounts administered by First United Trust Company, N.A. and FirstBank, both wholly-owned subsidiaries of reporting person. As such reporting person is filing this Schedule 13G on behalf of the above-named subsidiary pursuant to Regulation 240.13d-1(f)(1), and for the purposes of Section 13(g) of the Securities Exchange Act, expressly disclaims beneficial ownership of any securities covered by this statement. In accordance with Regulation 240.13d-1(f)(1), see Exhibit 1 attached hereto which is an agreement reflecting that this statement is filed on behalf of the above mentioned subsidiary.

                                  SCHEDULE 13G



CUSIP NO:  247850 10 0

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First United Trust Company, N.A. # 71-0792147

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       [X]  (a)
                                                                                [ ]  (b)

3.       SEC USE ONLY
                      ---------------------------------------------------------

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                                   United States

Number of Shares Beneficially owned by Each Reporting Person With:

         5.       SOLE VOTING POWER                                              18,586

         6.       SHARED VOTING POWER                                           645,543

         7.       SOLE DISPOSITIVE POWER                                         18,586

         8.       SHARED DISPOSITIVE POWER                                      645,971

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                 664,557 (1)
         EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
         EXCLUDES CERTAIN SHARES                                                [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                        5.1862282%

12.      TYPE OF REPORTING PERSON                                                    OO


         (1) The shares reported hereunder by First United Trust Company, N.A. are held in trust and voted by the company as Trustee.

                                  SCHEDULE 13G



CUSIP NO:  247850 10 0

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FirstBank, Texarkana, TX   # 75-1018128

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         [X]  (a)
                                                                                  [ ]  (b)

3.       SEC USE ONLY
                      ----------------------------------------------------------

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                                     Texas

Number of Shares Beneficially owned by Each Reporting Person With:

         5.       SOLE VOTING POWER                                               1,800

         6.       SHARED VOTING POWER                                              -0-

         7.       SOLE DISPOSITIVE POWER                                          1,300

         8.       SHARED DISPOSITIVE POWER                                          500

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                   1,800 (1)
         EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
         EXCLUDES CERTAIN SHARES                                                  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                          .0140473%

12.      TYPE OF REPORTING PERSON                                                 BK


         (1) The shares reported hereunder by FirstBank are held in trust and voted by the bank as Trustee.

Item 1(a)         Name of Issuer:   Deltic Timber Corp.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                                            210 East Elm Street
                                            El Dorado, Arkansas 71730

Item 2(a)         Name of Persons Filing:

                                            First United Bancshares, Inc.
                                            First United Trust Company, N.A.
                                            FirstBank

Item 2(b)         Address of Principal Business Office or, if none, Residence:

First United Bancshares, Inc.       First United Trust Company, N.A.      FirstBank
Main and Washington Streets         Main and Washington Streets           3000 New Boston Road
El Dorado, Arkansas 71730           El Dorado, Arkansas  71730            Texarkana, Texas 75501


Item 2(c)         Citizenship:      (See Item 4 of each cover page hereto)

Item 2(d)         Title of Class of Securities:

                                    Common Stock

Item 2(e)         CUSIP Number:     247850 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a)      [  ]     Broker or Dealer registered under Section 15 of the Act
                  (b)      [  ]     Bank as defined in section 3(a)(6) of the Act
                  (c)      [  ]     Insurance Company as defined in section 3(a)(19) of the Act
                  (d)      [  ]     Investment Company registered under section 8 of the Investment Company Act
                  (e)      [  ]     Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
                  (f)      [  ]     Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
                                    Retirement Income Security Act of 1974 or Endowment Fund; See SECTION 240.13d-1(b) (1) (ii) (F)
                  (g)      [X]      Parent Holding Company, in accordance with SECTION 240.13d-1(b) (ii) (G)

If this Statement is filed pursuant to Rule 13d-1(b) (2), check this box:   [ ]

Item 4.          Ownership

         (a)     Amount Beneficially Owned:         (See Item 9 of each cover page hereto)

         (b)     Percent of Class: (See Item 11 of each cover page hereto)

         (c)     Number of Shares as to which such person has:

                 (i)       sole power to vote or to direct the vote                     *

                 (ii)      shared power to vote or to direct the vote                   *

                 (iii)     sole power to dispose or to direct the disposition of        *

                 (iv)      shared power to dispose or direct the disposition of         *


         *       (See Items 5-8 of each cover page hereto.)

Item 5.          Ownership of Five Percent or Less of a Class

                           Not Applicable

Item 6.          Ownership of More than Five Percent on Behalf of Another Person

                           Not Applicable

Item 7.          Identification and Classification of the Subsidiary Which
                 Acquired the Security Being Reported on by the Parent Holding
                 Company

                 The Schedule is being filed by First United Bancshares, Inc.
                 on behalf of its wholly owned subsidiaries,  First United Trust
                 Company, N.A. and FirstBank, which hold the Issuer's common stock as trustee for various beneficiaries pursuant to granted trust authority

Item 8.          Identification and Classification of Members of the Group

                           See Item 2(a) above and each cover page hereto.

Item 9.          Notice of Dissolution of Group

                           Not Applicable

Item 10.         Certification

                           Not Applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     February  1, 2000


                                     FIRST UNITED BANCSHARES, INC.



                                     By:      /s/ John G. Copeland
                                             ----------------------------------

                                     Title:  Senior Vice President and
                                                Chief Financial Officer

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                         DESCRIPTION
-------                        -----------
   1                           Agreement and Consent of First United Trust
                               Company, N.A.